AB
3/11

15048430

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
403

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2015 WASH, D.C. 194

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENGUR BRYAN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 S. Exeter Street, Suite 210
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Bryan 443-573-3033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

1966 Greenspring Drive, Suite 300	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/13/15

OATH OR AFFIRMATION

I, CHARLES A. BRYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENGUR BRYAN & CO., INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

County of Harford
State of Maryland

Signature

President
Title

The foregoing instrument was acknowledged before me this 27 day of February, 2015, by Charles A. Bryan.

Notary Public

ASHLEY LAUREN GUNTHER
Notary Public
Baltimore County
Maryland
My Commission Expires Oct. 11, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENGUR BRYAN & CO., INC.

2014

FINANCIAL PACKAGE

TABLE OF CONTENTS

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bengur Bryan & Co., Inc.
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Bengur Bryan & Co., Inc. (the Company) as of December 31, 2014, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bengur Bryan & Co., Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934, and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital and Aggregate

Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934, and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 25, 2015

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

FINANCIAL STATEMENTS
December 31, 2014

BENGUR BRYAN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	567,063
Accounts receivable		44,654
Prepaid expenses		7,556
Investments		14,685
Office furniture and equipment, net of accumulated depreciation of $4,170		1,178
TOTAL ASSETS	$	635,136

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	2,566
Accrued expenses		17,225
Total liabilities		19,791
STOCKHOLDERS' EQUITY		
Common stock, $.10 par value; 999,950 shares authorized; 1,000 shares issued and outstanding		100
Additional paid-in capital		25,400
Retained earnings		582,365
Stock subscription receivable		(2,405)
Accumulated other comprehensive income		9,885
Total stockholders' equity		615,345
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	635,136

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF COMPREHENSIVE INCOME
Year Ended December 31, 2014

REVENUE		
Fee income	$	2,410,964
Interest income		240
Total revenue		2,411,204
EXPENSES		
Consulting fees		1,488,506
Employee compensation and benefits		593,886
Occupancy		18,900
Other expenses		203,478
Total expenses		2,304,770
NET INCOME		106,434
OTHER COMPREHENSIVE INCOME		
Unrealized gain on marketable securities		2,572
COMPREHENSIVE INCOME	$	109,006

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock Subscriptions Receivable	Accumulated Other Comprehensive Income
BALANCE, DECEMBER 31, 2013	$ 100	$ 25,400	$ 696,556	$ (2,405)	$ 7,313
Net income	-	-	106,434	-	-
Distributions to shareholders	-	-	(220,625)	-	-
Unrealized gain on marketable securities	-	-	-	-	2,572
BALANCE, DECEMBER 31, 2014	$ 100	$ 25,400	$ 582,365	$ (2,405)	$ 9,885

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 106,434
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,069
Effects of changes in operating assets and liabilities:	
Accounts receivable	(21,584)
Prepaid expenses	43,210
Accounts payable and accrued expenses	8,900
Net cash provided by operating activities	138,029
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholders	(220,625)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(82,596)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	649,659
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 567,063

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Bengur Bryan & Co., Inc. (the Company), is a Maryland corporation that is an investment banking firm primarily providing private placement, merger and acquisition and other financial advisory services to corporations. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

The Company has made estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. These estimates also affect the reported amounts of revenues and expenses during the period presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, cash and cash equivalents includes all highly liquid investments with maturities of three months or less at the time of purchase.

Fee Revenue

Fee revenues include fees earned from providing financial advisory services. Advisory fees are recorded when the services are provided and the income is reasonably determinable.

Accounts Receivable

Accounts receivable result from charges for services to customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. The allowance is increased by a charge to bad debt expense, and reduced by charge-offs, net of recoveries. As of December 31, 2014, management believes that all accounts are fully collectible and there is no allowance for doubtful accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. All office furniture and equipment over $5,000 is capitalized. Depreciation of furniture and equipment is computed using the straight-line method generally over an estimated useful life of five years. Depreciation expense for the year ended December 31, 2014 was $1,069.

Investments

Investments that management believes may be sold prior to maturity are classified as available-for-sale securities. Securities held in this category are stated at fair value. Any unrealized gains or losses on these securities are excluded from income and are reported as the other comprehensive income component of stockholders' equity. Gains and losses on disposal are determined using the specific identification method.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Comprehensive Income

Comprehensive income includes net income and certain other changes to stockholders' equity including unrealized gains and losses on securities classified as available-for-sale. At December 31, 2014, accumulated other comprehensive income consisted entirely of net unrealized gains on securities available-for-sale.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law as an S Corporation. As a result of this election, no income taxes are paid by the Company. Instead, the stockholders separately pay tax on their pro rata shares of the Company's income, deductions, losses and credits.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and temporary investments in one commercial bank in Baltimore, Maryland. Balances on deposit are insured by the Federal Deposit Insurance Corporations (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash and temporary investments held by the bank were $631,185 at December 31, 2014, of which $562,226 was invested in a money market fund and not insured under FDIC limits.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent operating cash and an investment in a money market fund as follows:

Cash	$	4,837
Money market fund		562,226
Total cash and cash equivalents	$	567,063

NOTE 5 – INVESTMENTS

The following is a summary of investments at December 31, 2014:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
300 shares Nasdaq Stock Mkt., Inc. stock	$ 4,800	$ 9,885	$ -	$ 14,685

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

FASB ASC 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820-10 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – valuations based on unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 – valuations based on quoted prices for similar assets or liabilities or identical assets or liabilities in less active markets, such as dealer or broker markets; and,

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable, such as pricing models, discounted cash flow models and similar techniques based on market exchange, dealer or broker-traded transactions.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, follows. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value.

Equity Securities

Equity securities classified as available for sale are securities that are listed on a national market or exchange and are valued at the last sales price. Such securities are classified within Level 1 of the valuation hierarchy.

Money Market Funds

Money market funds are generally valued at the most recent bid price of the equivalent quoted yield for such securities or those of comparable maturity, quality, and type. The Company's investments in money market funds consist of securities earning a variable interest rate with a maturity longer than three months. The money market funds are valued based on the cost of the security and the stated rate of interest the security is expected to yield. Such securities are generally classified within Level 2 of the valuation hierarchy.

The following table summarizes financial assets and financial liabilities measured at fair value, on a recurring basis, as of December 31, 2014, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ 14,685	$ -	$ -	$ 14,685
Money market funds	-	562,226	-	562,226
Total assets at fair value	$ 14,685	$ 562,226	$ -	$ 576,911

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company maintains a simplified employee pension plan (SEP-IRA) established under the terms of Section 408(k) of the Internal Revenue Code. In order to participate in the Plan, employees must be 21 years of age, and must have performed service for the Company for at least 3 of the 5 immediately preceding years. The Company contributes 25% of compensation, as paid, directly to the individual retirement account of the respective employee. The contribution charged to expense for the plan year ended December 31, 2014 was $113,387.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement on a month-by-month basis and may be canceled by either party with a thirty-day notice. Rent expense of $18,900 was charged to operations for the year ended December 31, 2014.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $548,509, which was $543,509 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company's two owners are also principal owners of two affiliates to which the Company paid expenses related to rent, office supplies, professional registration and dues, travel and entertainment, telephone, consulting, and other administrative expenses in 2014. The Company paid the affiliates $995,282 for the year ended December 31, 2014 for these expenses.

The transactions with the affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

NOTE 11 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. Any amounts paid by the Company for income taxes are accounted for as transactions with the Company's owners.

The Company adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2011, 2012, and 2013 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 12 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2014, but prior to February 20, 2015 that provided additional evidence about conditions that existed at December 31, 2013 have been recognized in the financial statements for the year ended December 31, 2014. Events or transactions that provided evidence about conditions that did not exist at December 31, 2014, but arose before the financial statements were available to be issued, have not been recognized in the financial statements for the year ended December 31, 2014.

SUPPLEMENTARY INFORMATION

BENGUR BRYAN & CO., INC.
STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
December 31, 2014

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by and included in the Company's unaudited Part II Focus Report filing as of December 31, 2014.

BENGUR BRYAN & CO., INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2014

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 615,345
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		615,345
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		615,345
6. Deductions and/or charges		
A. Total nonallowable assets from Statement of Financial Condition		
1. Accounts receivable	44,654	
2. Prepaid expenses	7,556	
3. Property and equipment	1,178	
		53,388
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		561,957
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	13,448	
		(13,448)
10. Net capital		$ 548,509

BENGUR BRYAN & CO., INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2014
(Continued)

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$	1,319
12. Minimum dollar net capital requirement of reporting broker	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less line 13)	$	543,509
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	542,509

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$	19,791
17. Additions		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		-
19. Total aggregate indebtedness	$	19,791
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)	0.04	

Bengur Bryan & Company, Inc.
Statement Pertaining to Exemptive Provisions under 15c3-3(k)
December 31, 2014

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Bengur Bryan & Co., Inc.
Baltimore, Maryland

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Bengur Bryan & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bengur Bryan & Co., Inc. compliance with those requirements. Bengur Bryan & Co., Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $3,112 aggregate total of deductions reported on page 2, line 2c of Form SIPC-7 for the year ended December 31, 2014, to Bengur Bryan & Co., Inc.'s supporting schedule, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $2,410,664 and $6,026.66, respectively of the Form SIPC-7, noting no differences.

b. Recalculated Bengur Bryan & Co., Inc.'s supporting schedule's arithmetical accuracy of the $3,112 aggregate deductions report on page 2, line 2c of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 25, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2031*********************MIXED AADC 220
047072 FINRA DEC
BENGUR BRYAN & CO INC
505 S EXETER ST STE 210
BALTIMORE MD 21202-4344

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Charles A. Bryan 443-573-3013

2. A. General Assessment (item 2e from page 2) $ 6,026.66

B. Less payment made with SIPC-6 filed (exclude interest) (560.10)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,466.56

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,466.56

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Bengur Bryan & Company, Inc.
(Name of Corporation, Partnership or other organization)

Charles A. Bryan
(Authorized Signature)

(Title)

Dated the 27 day of January, 2015

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ 2,413,776
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,413,776
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,572
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	300.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	240.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,112.00
2d. SIPC Net Operating Revenues	$ 2,410,664
2e. General Assessment @ .0023	$ 6,026.66
	(to page 1, line 2.A.)

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bengur Bryan & Co., Inc.
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Bengur Bryan & Co., Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, paragraph (k)(2)(i) (the "exemption provisions") and (2) Bengur Bryan & Co., Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 25, 2015

BENGUR
BRYAN & CO., INC.
INVESTMENT BANKERS

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 27, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Bengur Bryan & Co., Inc. is a broker/dealer registered with the SEC and FINRA.
- Bengur Bryan & Co., Inc. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- Bengur Bryan & Co., Inc. is exempt from the provisions of Rule 15c3-3 because is meets conditions set forth in paragraph (k)(2)(i) of the rule.
- Bengur Bryan & Co., Inc. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2014 through December 31, 2014.
- Bengur Bryan & Co., Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of June 1, 2014 through December 31, 2014.

The above statements are true and correct to the best of my and the Company's knowledge.

Charles A. Bryan, President
January 27, 2015

509 S. Exeter Street
Suite 210
Baltimore, MD 21202
443.573.3030
443.573.3040 fax
www.bengurbryan.com

member FINRA